Exhibit 99.2

China Biologic Fourth Quarter and Fiscal Year 2020 Financial Results

Fourth Quarter 2020 Financial Performance

Total sales in the fourth quarter of 2020 increased by 9.7% in USD terms, or 3.2% in RMB terms, to $112.1 million from $102.2 million in the same quarter of 2019.

Total sales for plasma products increased by 3.0% in USD terms, or decreased by 3.2% in RMB terms, to $93.9 million from $91.2 million in the same quarter of 2019. The decrease in RMB terms was a result of decreased sales of human albumin, IVIG and special immunoglobulin products, which was partly offset by increased sales of coagulation factor products. During the fourth quarter of 2020, human albumin and IVIG products remained the Company’s two largest sales contributors, accounting for 32.8% and 23.6%, respectively, of total sales.

Total sales for placenta polypeptide increased by 57.1% in USD terms, or 46.6% in RMB terms, to $5.5 million from $3.5 million in the same quarter of 2019. Combining plasma products and placenta polypeptide products, total sales for biopharmaceutical products increased by 5.0% in USD terms, or decreased by 1.3% in RMB terms, to $99.4 million from $94.7 million in the same quarter of 2019.

Total sales for biomaterial products in the fourth quarter of 2020 increased by 69.3% in USD terms, or 60.0% in RMB terms, to $12.7 million from $7.5 million in the same quarter of 2019, as a result of increased sales of artificial dura mater products.

Cost of sales decreased by 1.8% to $37.5 million in the fourth quarter of 2020 from $38.2 million in the same quarter of 2019. As a percentage of total sales, cost of sales decreased to 33.5% from 37.4% in the same quarter of 2019, mainly because of lower proportion of products made from the higher-cost outsourced plasma, and higher proportion of higher-margin dura mater and placenta polypeptide products in total sales.

Gross profit increased by 16.6% to $74.6 million in the fourth quarter of 2020 from $64.0 million in the same quarter of 2019. Gross margin was 66.5% and 62.6% in the fourth quarter of 2020 and 2019, respectively.

Total operating expenses in the fourth quarter of 2020 decreased by $3.4 million, or 7.5%, to $42.0 million from $45.4 million in the same quarter of 2019. This decrease mainly consisted of decreases of $4.3 million in selling expenses and $1.5 million in research and development expenses, offset by an increase of $2.4 million in general and administrative expenses. As a percentage of total sales, total operating expenses decreased to 37.5% in the fourth quarter of 2020 from 44.4% in the same quarter of 2019.

Income from operations in the fourth quarter of 2020 increased by 75.3% in USD terms, or 65.0% in RMB terms, to $32.6 million from $18.6 million in the same quarter of 2019. Operating margin increased to 29.1% in the fourth quarter of 2020 from 18.2% in the same quarter of 2019.

Income tax expense in the fourth quarter of 2020 was $7.8 million compared to $4.4 million in the same quarter of 2019. The effective income tax rate was 21.1% and 21.0% for the fourth quarter of 2020 and 2019, respectively.

Net income attributable to the Company increased by 89.6% in USD terms, or 78.7% in RMB terms, to $23.7 million in the fourth quarter of 2020 from $12.5 million in the same quarter of 2019. Net margin increased to 21.1% in the fourth quarter of 2020 from 12.2% in the same quarter of 2019. Diluted earnings per share increased to $0.59 in the fourth quarter of 2020 compared to $0.32 in the same quarter of 2019.

Non-GAAP adjusted income from operations increased by 66.9% in USD terms, or 56.7% in RMB terms, to $46.4 million in the fourth quarter of 2020 from $27.8 million in the same quarter of 2019.

Non-GAAP adjusted net income attributable to the Company increased by 74.9% in USD terms, or 64.1% in RMB terms, to $36.2 million in the fourth quarter of 2020 from $20.7 million in the same quarter of 2019. Non-GAAP net margin increased to 32.3% in the fourth quarter of 2020 from 20.3% in the same quarter of 2019. Non-GAAP adjusted earnings per diluted share increased to $0.91 in the fourth quarter of 2020 from $0.53 in the same quarter of 2019.

Non-GAAP adjusted income from operations for the fourth quarter of 2020 excludes $11.7 million in non-cash employee share-based compensation expenses, and $2.1 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

Non-GAAP adjusted net income and earnings per diluted share for the fourth quarter of 2020 exclude $10.7 million in non-cash employee share-based compensation expenses, and $1.8 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

Fiscal Year 2020 Financial Performance

Total sales in 2020 increased by 4.1% in USD terms, or 4.3% in RMB terms, to $524.4 million from $503.7 million in 2019.

Total sales for biopharmaceutical products increased by 4.1% in USD terms, or 4.3% in RMB terms, to $476.5 million in 2020 from $457.7 million in 2019, mainly because of increases in sales of IVIG and coagulation factor products, which was partly offset by decreases in sales of albumin and placenta polypeptide products. For plasma products, total sales in 2020 increased by 6.2% in USD terms, or 6.4% in RMB terms, to $457.5 million from $430.7 million in 2019.

Revenue from IVIG products increased by 31.6% in USD terms, or 31.8% in RMB terms, to $154.1 million in 2020, from $117.1 million in 2019, primarily due to a temporary substantial growth in demand for IVIG products in the first quarter of 2020 in connection with the COVID-19 outbreak. The sales volume of IVIG products increased by 35.1% in 2020 over last year. The average price decreased by 2.6% in USD terms, or 2.4% in RMB terms in 2020 compared to 2019, mainly because of higher percentage of sales volume through the distributor channel.

Revenue from human albumin decreased by 9.7% in USD terms, or 9.4% in RMB terms, to $169.5 million in 2020, from $187.8 million in 2019, primarily due to decreased sales through the distributor and pharmacy channels. The sales volume of human albumin products decreased by 10.0%. The average price increased by 0.3% in USD terms, or 0.7% in RMB terms in 2020 compared to 2019, mainly because of higher proportion of direct sales in total sales.

During 2020, human albumin and IVIG products remained the Company’s two largest sales contributors. As a percentage of total sales, sales from IVIG and human albumin products were 29.4% and 32.3%, respectively, in 2020.

Revenue from other immunoglobulin products increased by 1.1% in USD terms, or 1.2% in RMB terms, in 2020 compared to 2019, representing 13.9% of total sales as compared to 14.3% of total sales in 2019. The revenue increase was mainly attributable to the increased sales of human tetanus and Hepatitis B immunoglobulin products, partly offset by a decrease in sales of human rabies immunoglobulin products.

Revenue from other plasma products increased by 13.6% in USD terms, or 13.2% in RMB terms, in 2020 compared to 2019, with increases in sales of all three coagulation products, namely human coagulation factor VIII, human prothrombin complex concentrate and human fibrinogen products, representing 11.6% of total sales in 2020 compared to 10.7% of total sales of 2019.

Revenue from placenta polypeptide products decreased by 29.6% in USD terms, or 29.2% in RMB terms, in 2020 as compared to 2019, accounting for 3.7% of total sales compared to 5.4% of total sales in 2019. The main reason for this decrease is that this product was included in the drug lists for monitoring and prescription control in many regions, which put a downward pressure on its sales volume.

Total sales for biomaterial products in 2020 increased by 4.1% in USD terms, or 4.4% in RMB terms, to $47.9 million from $46.0 million in 2019, mainly due to increases in sales of artificial dura mater products.

Cost of sales increased by 3.1% to $180.0 million in 2020 from $174.6 million in 2019. As a percentage of total sales, cost of sales was 34.3% in 2020 compared to 34.7% in 2019, as a combined result of lower proportion of products made from the higher-cost outsourced plasma, which was partly offset by decreased sales prices for the Company’s major plasma products and lower proportion of higher-margin placenta polypeptide products in total sales.

Gross profit increased by 4.6% to $344.4 million in 2020 from $329.1 million in 2019. Gross margin was 65.7% and 65.3% in 2020 and 2019, respectively.

Total operating expenses in 2020 decreased by $16.4 million, or 9.9%, to $149.0 million from $165.4 million in 2019. This decrease mainly consisted of decreases of $23.2 million in selling expenses and $3.1 million in research and development expenses, which was partially offset by an increase of $9.9 million in general and administrative expenses. As a percentage of total sales, total operating expenses decreased to 28.4% in 2020 from 32.8% in 2019.

Selling expenses in 2020 decreased by $23.2 million, or 28.9%, to $57.1 million from $80.3 million for 2019. As a percentage of total sales, selling expenses decreased to 10.9% in 2020 from 15.9% in 2019. The decrease reflected the Company’s continuing efforts to proactively adjust sales and promotion methods as well as channel penetration and customer management strategies.

General and administrative expenses in 2020 increased by $9.9 million, or 13.5%, to $83.3 million from $73.4 million in 2019. As a percentage of total sales, general and administrative expenses increased to 15.9% in 2020 compared to 14.6% in 2019. The increase was mainly because of a $14.0 million increase in share-based compensation expenses. Excluding the impact of share-based compensation expenses, general and administrative expenses would have been 8.1% and 9.3% of total sales in 2020 and 2019, respectively.

Research and development expenses in 2020 decreased by $3.1 million, or 26.5%, to $8.6 million from $11.7 million in 2019. As a percentage of total sales, research and development expenses decreased to 1.6% in 2020 from 2.3% in 2019.

Income from operations in 2020 increased by 19.4% in USD terms, or 20.2% in RMB terms, to $195.4 million from $163.6 million in 2019. Operating margin increased to 37.3% in 2020 from 32.5% in 2019.

Equity in loss of an equity method investee in 2020 was $10.2 million, compared to equity in income of an equity method investee of $1.6 million in 2019. The loss in 2020 was mainly because Huitian, in which the Company holds 35% equity interest, re-evaluated its assets and accrued impairment on the assets after its pharmaceutical manufacturing permit was revoked due to its failure to meet certain good manufacturing practice standards in its production of pharmaceutical products.

Income tax expense in 2020 was $35.8 million, compared to $28.1 million in 2019. The effective income tax rate was 16.7% and 14.7% for 2020 and 2019, respectively.

Net income attributable to the Company increased by 9.7% in USD terms, or 10.6% in RMB terms, to $152.3 million in 2020 from $138.8 million in 2019. Net margin increased to 29.0% in 2020 from 27.6% in 2019. Diluted earnings per share increased to $3.82 in 2020 compared to $3.53 in 2019.

Non-GAAP adjusted income from operations increased by 23.1% in USD terms, or 23.7% in RMB terms to $244.1 million in 2020 from $198.3 million in 2019.

Non-GAAP adjusted net income attributable to the Company increased by 16.4% in USD terms, or 17.1% in RMB terms, to $196.1 million in 2020 from $168.4 million in 2019. Non-GAAP net margin increased to 37.4% in 2020 compared to 33.4% in 2019. Non-GAAP adjusted earnings per diluted share was $4.92 and $4.28 respectively, in 2020 and 2019.

Non-GAAP adjusted income from operations for 2020 excludes $40.6 million in non-cash employee share-based compensation expenses, and $8.1 million in amortization expense of intangible assets and land use rights related to the acquisition of TianXinFu.

Non-GAAP adjusted net income and earnings per diluted share for 2020 exclude $36.9 million in non-cash employee share-based compensation expenses, and $6.9 million in amortization of intangible assets and land use rights related to the acquisition of TianXinFu.

As of December 31, 2020, the Company had $675.3 million in cash on hand and demand deposits, $7.5 million in time deposits, and $510.3 million in short term investments.

Net cash provided by operating activities for 2020 was $258.5 million as compared to $229.3 million for 2019. The $29.2 million increase in net cash provided by operating activities was mainly because of a decrease in inventories (as compared with an increase in inventories in 2019) and an increase in net income compared to 2019, which was partly offset by an increase in accounts receivable (as compared with a decrease in accounts receivable in 2019).

Inventories decreased by $5.5 million in 2020, compared with an increase of $14.8 million in 2019. The decrease of inventory in 2020 was primarily because of the high sales volume of IVIG products during this year.

Accounts receivable increased by $5.5 million in 2020, as compared to a decrease of $22.1 million in 2019. Nearly 99% of accounts receivable balances were related to plasma products. Accounts receivable turnover days for plasma products continued to be shortened to 80 days during 2020 from 89 days during 2019, reflecting the Company’s ongoing efforts to shorten credit terms of some of its distributors and increased collection efforts to control credit exposure.

Net cash provided by investing activities for 2020 was $263.0 million as compared to net cash used in investing activities of $180.1 million for 2019. During 2020, the Company received $2,949.1 million from the maturity value of time deposits and short term investments. This was partly offset by payment of $21.0 million for the acquisition of property, plant and equipment, intangible assets and land use rights, and payment of $2,665.1 million for the purchase of time deposits and short term investments. Net cash used in investing activities in 2019 mainly consisted of payment of $2,606.5 million for the purchase of time deposits and short term investments, and payment of $24.4 million for the acquisition of property, plant and equipment, intangible assets and land use rights, which was partly offset by the maturity value of $2,446.2 million of time deposits and short term investments, and proceeds from sale of property, plant and equipment, land use right and intangible assets of $4.6 million.

Net cash used in financing activities for 2020 was $12.1 million as compared to $229.5 million for 2019. During 2020, subsidiaries of the Company paid dividends of $12.4 million to the non-controlling interest shareholders, which was partly offset by proceeds of $0.3 million from stock options exercised. Net cash used in financing activities for 2019 mainly included a payment of $118.9 million for the acquisition of minority interest in TianXinFu, as well as a remittance of $110.0 million to an investment bank by the Company to execute the previously approved share repurchase program on behalf of the Company.

Non-GAAP Disclosure

This management’s discussion and analysis of the financial results (this “MD&A”) contains non-GAAP financial measures that exclude non-cash compensation expenses related to restricted shares and restricted share units granted to employees and directors under the Company’s Equity Incentive Plans and amortization of acquired intangible assets and land use rights. To supplement the Company’s unaudited consolidated financial statements presented on a GAAP basis, the Company has provided non-GAAP financial information excluding the impact of these items in this MD&A. The Company’s management believes that its presentation of non-GAAP financial measures provides useful supplementary information to and facilitates additional analysis by investors. A reconciliation of the adjustments to GAAP results appears in the table accompanying this MD&A. This additional non-GAAP information is not meant to be considered in isolation or as a substitute for GAAP financials. The non-GAAP financial information that the Company provides also may differ from the non-GAAP information provided by other companies.

In addition, as the Company evaluates certain key items of its financial results on a local currency basis (i.e., in RMB) in addition to the reporting currency (i.e., in USD), this MD&A contains local currency information that eliminates the impact of fluctuations in foreign currency exchange rates. The Company believes that, given its operations primarily based in China, providing local currency information on such key items enhances the understanding of its financial results and evaluation of performance in comparison to prior periods. Changes in local currency percentages are calculated by comparing financial results denominated in RMB from period to period.

(Financial statements on the following pages)

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	For the Years Ended
	December 31, 2020	December 31, 2019	December 31, 2018
	USD	USD	USD
Sales	524,367,615	503,744,922	466,877,569
Cost of sales	179,941,588	174,666,544	146,787,236
Gross profit	344,426,027	329,078,378	320,090,333

Operating expenses
Selling expenses	57,103,236	80,319,448	95,575,830
General and administrative expenses	83,365,705	73,376,457	68,817,340
Research and development expenses	8,583,292	11,734,590	9,524,412
Income from operations	195,373,794	163,647,883	146,172,751

Other income (expenses)
Equity in (loss) /income of an equity method investee	(10,182,199)	1,587,067	2,368,995
Interest income	11,670,209	21,322,239	13,706,750
Interest expense	(324,061)	(557,597)	(338,136)
Other income, net	17,519,895	5,494,119	4,092,935
Total other income, net	18,683,844	27,845,828	19,830,544

Income before income tax expense	214,057,638	191,493,711	166,003,295

Income tax expense	35,736,197	28,098,525	18,036,180

Net income	178,321,441	163,395,186	147,967,115

Less: Net income attributable to noncontrolling interest	26,036,120	24,587,438	19,910,813

Net income attributable to China Biologic Products Holdings, Inc.	152,285,321	138,807,748	128,056,302

Earnings per share of ordinary share:
Basic	3.92	3.55	3.54
Diluted	3.82	3.53	3.53
Weighted average shares used in computation:
Basic	38,627,147	38,657,553	35,304,294
Diluted	39,594,617	38,897,964	35,432,959

Net income	178,321,441	163,395,186	147,967,115

Other comprehensive income/(losses):
Foreign currency translation adjustment, net of nil income taxes	100,069,116	(20,376,586)	(60,783,829)

Comprehensive income	278,390,557	143,018,600	87,183,286

Less: Comprehensive income attributable to noncontrolling interest	32,071,613	21,694,640	12,794,989

Comprehensive income attributable to China Biologic Products Holdings, Inc.	246,318,944	121,323,960	74,388,297

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31, 2020	December 31, 2019
	USD	USD
ASSETS
Current Assets
Cash and cash equivalents	675,331,461	161,750,425
Time deposits	7,465,090	497,676,069
Short term investments	510,302,159	267,830,790
Accounts receivable, net of allowance for doubtful accounts	113,977,655	100,270,436
Inventories	261,476,337	250,728,260
Loan receivable - current	38,109,007	-
Prepayments and other current assets	28,932,180	21,469,418
Total Current Assets	1,635,593,889	1,299,725,398

Property, plant and equipment, net	189,363,165	177,596,563
Intangible assets, net	38,689,042	44,068,061
Land use rights, net	31,431,952	28,458,944
Equity method investment	7,461,687	16,725,513
Long term equity investments	10,812,893	10,812,893
Loan receivable - non current	-	35,642,340
Goodwill	329,860,124	308,509,397
Other non-current assets	16,301,479	16,319,388
Total Assets	2,259,514,231	1,937,858,497

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	4,520,110	6,262,256
Income tax payable	20,772,417	13,303,085
Other payables and accrued expenses	113,713,112	99,743,350
Total Current Liabilities	139,005,639	119,308,691

Deferred income	1,948,509	2,300,428
Non-current income tax payable	22,284,072	24,905,728
Other liabilities	14,495,771	16,491,793
Total Liabilities	177,733,991	163,006,640

Shareholders’ Equity
Ordinary share:
par value $0.0001;
100,000,000 shares authorized;
42,239,028 and 41,910,701 shares issued at December 31, 2020 and 2019, respectively;
38,788,096 and 38,459,769 shares outstanding at December 31, 2020 and 2019, respectively	4,224	4,191
Additional paid-in capital	1,199,178,251	1,158,274,206
Treasury share: 3,450,932 and 3,450,932 shares at December 31, 2020 and 2019, respectively, at cost	(167,432,883)	(167,432,883)
Retained earnings	925,575,807	773,290,486
Accumulated other comprehensive income/(losses)	25,612,215	(68,421,408)
Total equity attributable to China Biologic Products Holdings, Inc.	1,982,937,614	1,695,714,592

Noncontrolling interest	98,842,626	79,137,265

Total Shareholders’ Equity	2,081,780,240	1,774,851,857

Commitments and contingencies	-	-

Total Liabilities and Shareholders’ Equity	2,259,514,231	1,937,858,497

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended
	December 31,	December 31,	December 31,
	2020	2019	2018
	USD	USD	USD
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	178,321,441	163,395,186	147,967,115
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	17,096,484	16,517,254	13,809,041
Amortization	10,103,031	9,723,617	9,416,310
Loss on disposal of property, plant and equipment	196,107	297,504	1,001,000
Fair value changes of short term investments	(1,542,756)	350,816	-
Allowance for/(Reversal of) doubtful accounts - accounts receivable	139,591	(77,624)	655,148
Allowance for/(Reversal of) doubtful accounts – prepayments and other receivables	46,125	(24,959)	96,267
Impairment for other non-current assets	-	-	2,671,528
Write-down of inventories to net realizable value	-	3,379,600	-
Deferred income tax benefit	(914,826)	(2,437,244)	(4,159,890)
Share-based compensation	40,603,642	26,600,015	23,130,570
Gain from disposal of a subsidiary	(133,364)	-	-
Equity in loss/(income) of an equity method investee	10,182,199	(1,587,067)	(2,368,995)
Change in operating assets and liabilities, net of effect of acquisition of TianXinFu:
Accounts receivable	(5,507,926)	22,132,899	(53,879,876)
Inventories	5,463,852	(14,848,008)	(42,594,485)
Prepayments and other current assets	(4,574,386)	4,403,945	(9,387,783)
Accounts payable	(2,056,719)	(1,298,670)	8,140,553
Income tax payable	6,704,460	2,499,525	(3,575,544)
Other payables and accrued expenses	7,456,556	2,792,697	23,693,979
Deferred income	(483,934)	(483,833)	(504,886)
Non-current income tax payable	(2,621,656)	(1,993,310)	(10,168,100)
Net cash provided by operating activities	258,477,921	229,342,343	103,941,952

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash acquired from acquisition of TianXinFu	-	-	97,702,278
Purchase of time deposits	(717,755,201)	(1,682,444,149)	(1,871,773,012)
Proceeds from maturity of time deposits	1,207,878,445	1,718,265,827	1,349,949,821
Purchase of short term investments	(1,947,350,538)	(924,056,075)	(855,074,467)
Proceeds from maturity of short term investments	1,741,261,561	727,962,833	767,654,706
Payment for property, plant and equipment	(18,916,134)	(24,287,087)	(31,743,146)
Payment for intangible assets and land use rights	(2,120,573)	(149,010)	(4,973,244)
Proceeds from disposal of property, plant and equipment and land use rights	12,409	4,563,433	124,560
Prepayments for investments in equity securities	-	-	(10,812,893)
Net cash provided by/ (used in) investing activities	263,009,969	(180,144,228)	(558,945,397)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from stock options exercised	300,436	611,774	1,184,534
Dividend paid by subsidiaries to noncontrolling interest shareholders	(12,366,252)	(10,124,707)	(10,145,395)
Proceeds from issuance of ordinary shares	-	-	590,265,000
Prepayment to an investment bank for potential share repurchase	-	-	(10,000,000)
Payment to an investment bank for share repurchase	-	(110,042,776)	-
Refund of prepayment to an investment bank for share repurchase	-	9,034,987	-
Acquisition of noncontrolling interest	-	(118,949,200)	-
Net cash (used in)/ provided by financing activities	(12,065,816)	(229,469,922)	571,304,139

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	4,158,962	3,141,673	3,243,017

NET INCREASE/ (DECREASE) IN CASH AND CASH EQUIVALENTS	513,581,036	(177,130,134)	119,543,711

Cash and cash equivalents at beginning of year	161,750,425	338,880,559	219,336,848

Cash and cash equivalents at end of year	675,331,461	161,750,425	338,880,559

Supplemental cash flow information
Cash paid for income taxes	32,421,172	30,358,013	35,449,581
Noncash investing and financing activities:
Acquisition of property, plant and equipment included in payables	782,649	3,154,835	3,687,742
Set-off loan receivable against accounts payable	-	3,716,055	3,784,297
Share repurchase using the prepayment to an investment bank	-	111,007,789	-
Fair value of noncash assets acquired and liabilities assumed in acquisition of TianXinFu	-	-	337,186,892

CHINA BIOLOGIC PRODUCTS HOLDINGS, INC. AND SUBSIDIARIES
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	For the Three Months Ended
	December 31,	December 31,
	2020	2019
	USD	USD
Income from Operations	32,641,202	18,596,352
Non-cash employee share-based compensation	11,661,603	7,281,149
Amortization of acquired intangible assets and land use rights	2,123,413	1,972,376
Adjusted Income from Operations - Non GAAP	46,426,218	27,849,877

Net Income Attributable to the Company	23,674,544	12,451,694
Non-cash employee share-based compensation	10,736,887	6,616,381
Amortization of acquired intangible assets and land use rights	1,804,901	1,681,759
Adjusted Net Income Attributable to the Company - Non GAAP	36,216,332	20,749,834
Diluted EPS - Non GAAP	0.91	0.53

Weighted average number of shares used in computation of Non GAAP diluted EPS	39,801,463	38,919,031

	For the Years Ended
	December 31,	December 31,
	2020	2019
	USD	USD
Income from Operations	195,373,794	163,647,883
Non-cash employee share-based compensation	40,603,642	26,600,015
Amortization of acquired intangible assets and land use rights	8,123,424	8,048,021
Adjusted Income from Operations - Non GAAP	244,100,860	198,295,919

Net Income Attributable to the Company	152,285,321	138,807,748
Non-cash employee share-based compensation	36,899,854	23,526,692
Amortization of acquired intangible assets and land use rights	6,904,910	6,042,722
Adjusted Net Income Attributable to the Company - Non GAAP	196,090,085	168,377,162
Diluted EPS - Non GAAP	4.92	4.28

Weighted average number of shares used in computation of Non GAAP diluted EPS	39,594,617	38,897,964